

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2015

Via E-mail
Brian T. Stevens
Vice President and Controller
Mercedes-Benz Financial Services USA LLC
36455 Corporate Drive
Farmington Hills, Michigan 48331

> **Re:** **Mercedes-Benz Auto Receivables Trust 2012-1**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 25, 2014**
> **File No. 333-181985-01**

Dear Mr. Stevens:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K

Item 1122 of Regulation AB. Compliance with Applicable Servicing Criteria

1. We note that in Exhibit 33.1 Mercedes-Benz Financial Services USA LLC, as servicer ("MBFS"), identified a material instance of noncompliance with respect to certain loss mitigation or recovery actions that were not initiated, conducted and concluded in accordance with time frames or other requirements established by the transaction agreements and that the servicer is exploring procedural and policy changes to achieve full compliance. We believe a more granular discussion is necessary to understand better the identified material instance of noncompliance. Please tell us:

    *   Whether the transaction covered by this Form 10-K was one of the transactions reviewed to assess compliance with applicable servicing criteria and, if so, whether the material instance of noncompliance involved the transaction covered by this Form 10-K;

- What specific loss mitigation or recovery actions were not initiated, conducted and concluded in accordance with time frames or other requirements established by the transaction agreements;

- What alternative loss mitigation or recovery actions, if any, were taken;

- What alternative time frames or other requirements, if any, were used;

- What led you to conclude that distributions to the security holders were not materially impacted;

- What types of procedural and policy changes is MBFS exploring; and

- Whether any changes have been made and, if so, what those changes are.

2. Please confirm that any Item 1122 report that MBFS provides in connection with future filings, for this and any other transaction for which MBFS acts as servicer, that identifies a material instance of noncompliance with the servicing criteria will provide disclosure, similar to the type of discussion contemplated by our comment above, to address the following:

- The extent or scope of the material instance of noncompliance, including any material impacts or effects as a result of such material instance of noncompliance;

- Whether the material instance of noncompliance involved the subject transaction; and

- Current plans, if any, or actions already undertaken, for remediating the material instance of noncompliance and the impacts or effects of the material instance of noncompliance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Beaning at 202-551-6455 or me at 202-551-3262 if you have any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel

cc: Steven Poling (Via E-mail)